Filed by Nuveen Dividend Advantage Municipal Fund 3

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Municipal Advantage Fund, Inc.

Commission File No. 811-05957

Nuveen Premium Income Municipal Fund 4, Inc.

Commission File No. 811-07432

Nuveen Dividend Advantage Municipal Fund 2

Commission File No. 811-10255

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds Provide Update on Fund Mergers

CHICAGO, February 11, 2016 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced an update to previously announced proposed fund mergers for eight national municipal closed-end funds. Shareholders of the four closed-end funds listed immediately below approved a plan to merge the funds as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Premium Income Municipal Fund 4, Inc.	NPT	Nuveen Dividend Advantage Municipal Fund 3, to be renamed Nuveen Enhanced Municipal Credit Opportunities Fund	NZF
Nuveen Dividend Advantage Municipal Fund 2	NXZ
Nuveen Municipal Advantage Fund, Inc.	NMA

Additionally the meeting of the shareholders of the four closed-end funds listed in the table below was adjourned until March 2, 2016. The proposed merger that requires shareholder vote and approval is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Municipal Opportunity Fund, Inc.	NIO	Nuveen Dividend Advantage Municipal Income Fund, to be renamed Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund	NVG
Nuveen Quality Municipal Fund, Inc.	NQI
Nuveen Quality Income Municipal Fund, Inc.	NQU

A Nuveen Municipal Bond Closed-End Funds Q&A posted on Nuveen’s web site provides a summary of the proposed mergers. Detailed information on the proposals is contained in the proxy materials previously filed with the SEC.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $225 billion as of December 31, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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Each acquiring fund has filed a joint proxy statement/prospectus and other proxy materials with the SEC in connection with the proposed merger and repositioning. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy materials are available on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef.

This communication does not constitute an offer for same of any securities and is not a solicitation of a proxy from any fund shareholder. The funds, Nuveen Fund Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposals. Information about the directors/trustees and officers of the funds may be found in their respective annual reports and annual proxy statements previously filed with the SEC.

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;
•	legal and regulatory developments; and
•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statement.

13990-INV-O-02/17